LINKLATERS

LINKLATERS
& ALLIANCE

One Silk Street London EC2Y 8HQ

Telephone: (44-20) 7456 2000
Facsimile: (44-20) 7456 2222
Group 4 FAX: (44-20) 7374 9318
DX Box Number 10 CDE

02034873

SUPPL

Direct Line (020) 7456 3384
Direct Fax (020) 7456 2222
e-mail deborah.smith@linklaters.com

May 24, 2002

Our ref
Your ref

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUN 19 2002
P THOMSON FINANCIAL

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of a press release issued on May 23, 2002. This press release has been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. This document is essentially an English version of the same document that was submitted to the Athens Stock Exchange and, to that extent, it serves as the English version of that filing.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

Deborah Smith

cc: Jan Gustavsson (*Coca-Cola HBC*)

SEC MAIL PROCESSING RECEIVED JUN 05 2002 WASH, D.C. 155 SECTION

//

Coca-Cola HBC S.A.

RESULTS OF THE ANNUAL GENERAL MEETING

The Annual General Meeting of the Shareholders of Coca-Cola Hellenic Bottling Company S.A., which was held in Athens on Monday, 20 May 2002, decided the following matters:

1. The Board's Management Report, the Audit Certificate of the Chartered Auditor-Accountant on the Financial Statements and activities for the fiscal year ended on 31.12.2001, the annual Financial Statements for the fiscal year ended on 31.12.2001 (Balance Sheet, Profit and Loss Account Statement, Table of Distribution of Earnings, Schedule) and of the consolidated Financial Statements were submitted and approved.

2. The members of the Board of Directors and the Auditors of the company were released from any liability for their activity during the fiscal year ended on 31.12.2001.

3. The remuneration of the members of the Board of Directors for their participation in the meetings of the Board and their services to the company for the fiscal year 2001 was approved. Their remuneration for the fiscal year 2002 was pre-approved.

4. PriceWaterhouseCoopers were elected as Certified Auditors for the fiscal year 2002.

5. The distribution of a dividend of 0.18 Euro for the fiscal year 2001 was approved for the shareholders of the company on the day of the AGM.

6. It was approved to increase the share capital of the company by the amount of Euro 2,366,685.96 through capitalization of reserves due to revaluation of land and buildings pursuant to articles 20 to 27 of Law 2065/92, by increase of the nominal value of the shares from Euro 0.30 to Euro 0.31 and corresponding amendment of article 3 paragraph (a) of the Articles of Association.

7. Article 2 of the Articles of Association re: the objects of the company were amended to also provide for the provision of services.

8. Article 7 of the Articles of Association re: the term of the Board of Directors was amended and the Articles of Association were codified.

9. The election of Mr. Antonio D'Amato to the Board of Directors in replacement of Mr. Neville Isdell was approved.

10. It was announced that the company intends to apply for a listing on the New York Stock Exchange and to establish an American Depository Receipt program for its shares.

The company's current intention is to complete the proposed listing in the fourth quarter, subject to applicable regulatory approvals.

23 May 2002

ENQUIRIES:

Coca Cola HBC	**Tel: +30 10 618 3100**
Melina Androutsopoulou	E-mail: melina.androutsopoulou@cchbc.com
Investor Relations Director	
Gavin Bell	**Tel: +1 609 688 8561**
Investor Relations	E-mail: gavinbellcfa@aol.com
College Hill	**Tel: + 44 (0) 20 7457 2020**
Tony Friend	Email: tony.friend@collegehill.com
Gareth David	E-mail: gareth.david@collegehill.com
Edelman (Sydney)	**Tel: +61 29 241 3131**
Yves Noldus	
Capital Link (New York)	**Tel: +212 661 7566**
Andreas Marathovouniotis	E-mail: marathis@capitallink.com
Capital Link (Athens)	**Tel: +30 10 610 9800**
Katerina Andreadis	E-mail: andreadi@capitallink.com